EXHIBIT 99.1

News Release

Rosetta Genomics Expands Management Team with Chief Medical Officer and Chief Scientific Officer

Executives Add Leadership in Key Areas for Commercial Expansion and Product Development

PHILADELPHIA and REHOVOT, Israel (October 11, 2012) – Rosetta Genomics Ltd. (NASDAQ: ROSG), a leading developer and provider of microRNA-based molecular diagnostics, today announced that E. Robert Wassman, M.D. and Dganit Bar, Ph.D. will join the Company in the newly created positions of Chief Medical Officer and Chief Scientific Officer, respectively, as of October 22, 2012.

“We are delighted to add Drs. Wassman and Bar to our leadership team. Each brings considerable experience and insight that will be invaluable as we grow Rosetta Genomics into a leading molecular diagnostics and personalized medicine company,” stated Kenneth A. Berlin, President and Chief Executive Officer of Rosetta Genomics.

In addition to a successful career as a medical geneticist, Dr. Wassman has more than 30 years of experience in executive roles at leading genetic testing companies including Genzyme Genetics, Alfigen/The Genetics Institute, Good Start Genetics, and Genetrix, Specialty Laboratories. Prior to joining Rosetta Genomics, Dr. Wassman was Chief Medical Officer, Executive Vice President & Chief Genomics Officer at Generation Health.

Dr. Wassman is widely published with contributions to medical books and articles in peer-reviewed journals and lay publications. He graduated cum laude from Yale University with a B.S. in Biology and earned his M.D. at Albany Medical College. He conducted his internship in pediatrics at New York Hospital-Cornell University Medical Center and was a Fellow in the Medical Genetics-Division of Medical Genetics, Department of Pediatrics at Harbor-UCLA Medical Center. Dr. Wassman served as a Clinical Assistant Professor of Pediatrics at Harbor UCLA Medical Center for many years subsequently.

Dr. Bar joins Rosetta Genomics with 12 years of experience in drug development. Most recently she was Executive Director, Science and Technology at BioLineRx, Ltd. in Jerusalem, where she supervised the company's out-licensing and partnering activities, managed alliances with U.S. partners, and evaluated new and ongoing projects from both business and scientific aspects.

From 2000 to 2004 Dr. Bar was with QBI Enterprises, Ltd., Ness-Ziona, where she was Head of Cancer Research and managed research groups working on the company’s oncology pipeline. Dr. Bar led the development of early and late-stage preclinical, as well as clinical drug candidates. As Manager of the Development Team at QBI, Dr. Bar was responsible for planning and supervising efficacy studies, GLP genotox, safety pharmacology, acute- and long-term toxicity and PK studies, clinical supplies and manufacturing.

Dr. Bar received her B.Sc. in Life Science from The Hebrew University, Jerusalem. She holds a M.Sc. in Biotechnology and a Ph.D. in Biotechnology Engineering from Ben-Gurion University of the Negev.

“These new positions are critical to our growth strategy. As a leading authority on genetics, Dr. Wassman’s vast experience and skillset will be a considerable asset to Rosetta as we continue to ramp up our efforts to commercialize our current, clinically focused assays and seek to bring new assays to the market. Our strengthened financials allow us to reinvigorate our development efforts, and Dr. Bar’s expertise in this area will be invaluable as we work to capitalize on our powerful and versatile microRNA platform,” added Mr. Berlin.

About miRview® Products

miRview® are a series of microRNA-based diagnostic products offered by Rosetta Genomics. miRview® mets² accurately identifies the primary tumor type in primary and metastatic cancer including CUP. miRview® meso diagnoses mesothelioma, a cancer connected to asbestos exposure. miRview® lung accurately identifies the four main subtypes of lung cancer using small amounts of tumor cells. miRview® kidney accurately classifies the four most common kidney tumors: clear cell renal cell carcinoma (RCC), papillary RCC, chromophobe RCC and oncocytoma. miRview® tests are designed to provide objective diagnostic data; it is the treating physician’s responsibility to diagnose and administer the appropriate treatment. In the U.S. alone, Rosetta Genomics estimates that 200,000 patients a year may benefit from the miRview® mets² test, 60,000 from miRview® meso, 54,000 from miRview® kidney and 226,000 patients from miRview® lung. The Company’s assays are offered directly by Rosetta Genomics in the U.S., and through distributors around the world. For more information, please visit www.mirviewdx.com. Parties interested in ordering the test can contact Rosetta Genomics at (215) 382-9000 ext. 309.

About Rosetta Genomics

Rosetta develops and commercializes a full range of microRNA-based molecular diagnostics. Founded in 2000 Rosetta’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta is working on the application of these technologies in the development and commercialization of a full range of microRNA-based diagnostic tools. Rosetta’s miRview® product line is commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab. Frost & Sullivan recognized Rosetta Genomics with the 2012 North American Next Generation Diagnostics Entrepreneurial Company of the Year Award.

Forward-Looking Statement Disclaimer

Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements relating to Rosetta’s strategic plan, the market acceptance of Rosetta’s miRview® assays, particularly miRview® mets2, Rosetta’s capitalization of its microRNA platform and Rosetta’s development of personalized medicine products constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2011 as filed with the SEC. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:	Investor Contacts:
Rosetta Genomics	LHA
Ken Berlin, President & CEO	Anne Marie Fields
(215) 382-9000, ext. 326	(212) 838-3777
investors@rosettagenomics.com	afields@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

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